UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,761,122(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,761,122 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,761,122 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with the indirect subsidiary of The Vamvakas Family Trust (the “Trust”), Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) See note 2 for Greybrook Health, as reported below.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,761,122 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,761,122 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,761,122 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 7,000,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health (collectively with the Trust, the “Reporting Persons”), (ii) 2,708,162 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to approximately US$1.0 million of a convertible instrument (the “Convertible Instrument”) in respect of the outstanding principal amount of the unsecured notes of the Issuer that were issued in February 2023 (the “February 2023 Notes”) held by Greybrook Health, (iii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”), and (iv) 1,666,666 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to US$500,000 of subordinated convertible promissory notes that were issued on August 15, 2023 (the “Subordinated Convertible Notes”) held by Greybrook Health.

(2) This percentage is calculated based upon 42,474,011 outstanding Common Shares of the Issuer as of August 14, 2023 as reported in the Issuer’s management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 15, 2023, plus an additional (i) 2,708,162 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 1,666,666 Common Shares estimated to be issuable to Greybrook upon conversion of the Subordinated Convertible Notes.

EXPLANATORY NOTE

This third amendment (“Amendment No. 3”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”), and The Vamvakas Family Trust, a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect an increase of 76,584 additional Common Shares issuable to Greybrook Health pursuant to the Convertible Instrument as a result of a decrease in the market price of the Common Shares since the filing of the second amendment to the Original Schedule 13D (“Amendment No. 2”) on August 7, 2023 (as described below). Additionally, this Amendment No. 3 is also being filed to reflect the issuance of the Subordinated Convertible Notes to Greybrook Health, which are convertible into up to an estimated 1,666,666 Common Shares based on the Subordinated Notes Conversion Price (as defined below) as of August 16, 2023. The Original Schedule 13D, as previously amended by the first amendment to the Original Schedule 13D and Amendment No. 2 is herein referred to as the “Existing Schedule 13D”. The Existing Schedule 13D, as amended by this Amendment No. 3, is herein referred to as this “Schedule 13D”.

Information and defined terms reported in the Existing Schedule 13D remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 3.

Item 2. Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended and supplemented as follows:

Convertible Instrument

As reported in the Existing Schedule 13D, the Convertible Instrument permits Greybrook Health to convert up to US$1.0 million of the outstanding principal amount of the February 2023 Notes into Common Shares at a conversion price per share (the “February 2023 Conversion Price”) equal to 85.0% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of conversion or, if the Common Shares are not listed at the time of conversion on the TSX, then 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”) for the five trading days immediately preceding the date of conversion (subject to the other terms and conditions described in the Original Schedule 13D). On March 13, 2023, the Common Shares were delisted from the TSX. Based on the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days prior to August 16, 2023, the Convertible Instrument was convertible into 2,708,162 Common Shares on such date, and accordingly, the Reporting Persons are deemed to beneficially own such additional Common Shares as of such date.

Subordinated Convertible Notes

As of the date of this Amendment No. 3, the Reporting Persons are deemed to beneficially own 1,666,666 Common Shares estimated to be issuable upon conversion of the Subordinated Convertible Notes. The subordinated note purchase agreement between Greybrook Health, other purchasers, and the Issuer dated August 15, 2023 (the “Subordinated Note Purchase Agreement”) contains an option to convert the outstanding principal amount of the Subordinated Convertible Notes into Common shares at a conversion price per share (the “Subordinated Notes Conversion Price”) equal to the lesser of (a) 85% of the closing price per Common Share on Nasdaq or any other market as of the closing date for such Subordinated Convertible Notes (as adjusted from time to time in accordance with the Subordinated Note Purchase Agreement, the “Reference Conversion Price”), with the Reference Conversion Price in effect as of August 15, 2023 being $0.3315; and (b)(i) 85% of the 30-day volume weighted average trading price of the Common Shares prior to conversion, or (ii) if the Common Shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price based equal to 85% of the fair market value per Common Share as of such date (for such purposes, determined in good faith by the Company’s board of directors, acting reasonably); provided, that, in any event, the Subordinated Notes Conversion Price shall not be lower than $0.078. The Subordinated Notes Conversion Price is also subject to customary anti-dilution adjustments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented as follows:

On August 15, 2023, Greybrook Health entered into the Subordinated Note Purchase Agreement with the Issuer whereby Greybrook Health purchased US$500,000 in aggregate principal amount of Subordinated Convertible Notes. The acquisition of the Subordinated Convertible Notes was funded with available cash on hand.

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 3 of this Amendment No. 3 is hereby incorporated by reference into Item 4 of the Existing Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Existing Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 11,761,122 Common Shares, constituting approximately 24.9% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 2,708,162 Common Shares issuable to the Greybrook Health upon conversion of the Convertible Instrument, (iii) 385,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants and (iv) 1,666,666 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes. The percentage of Common Shares of the Issuer is based on an This percentage is calculated based upon 42,474,011 outstanding Common Shares of the Issuer as of August 14, 2023 as reported in the Issuer’s management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 15, 2023, plus an additional (i) 2,708,162 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 1,666,666 Common Shares estimated to be issuable to Greybrook upon conversion of the Subordinated Convertible Notes.

(c) Other than the transactions described herein and in the Existing Schedule 13D, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 3 of this Amendment No. 3 is hereby incorporated by reference into Item 6 of the Original Schedule 13D. In addition, in connection with the purchase of the Subordinated Notes, Greybrook Health has been granted customary resale, demand and “piggy-back” registration rights pursuant to a Resale Registration Rights Agreement, dated as of August 15, 2023, entered into between the Issuer and the other investors party thereto (the “Subordinated Note Registration Rights Agreement”).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 17, 2023
THE VAMVAKAS FAMILY TRUST

	By:	/s/ Elias Vamvakas
Name: Elias Vamvakas Title: Trustee

GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
Name: Sasha Cucuz Title: Director